April 6, 2010

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathryn McHale
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Mail Stop 4561
Washington, D.C. 20549

Re:	IMH Financial Corporation
IMH Secured Loan Fund, LLC
Amendment No. 2 to Registration Statement on Form S-4
Filed February 16, 2010
File Nos. 333-164087 and 333-164087-01__________________

Dear Ms. McHale:

On behalf of IMH Financial Corporation (“IMH”) and IMH Secured Loan Fund, LLC (the “Fund” and, together with IMH, the “Company”), this letter provides the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 31, 2010 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 (the “S-4”).  For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment.  Where appropriate, we have indicated the page number of the revised disclosure in Amendment No. 5 to the S-4.

Amendment No. 4 to Registration Statement on Form 8-4

General

1.
We note your response to comment 4 in our letter dated March 5, 2010. It appears that the internalization transaction will take place subsequent to the closing of the merger transaction. Please revise your response to tell us if Delaware corporate law or the charter or bylaws of IMH Financial Corporation would require stockholder approval if the internalization transaction were presented on its own. If so, please revise your form of consent to submit the internalization transaction as a separate proposal.

Ms. Kathryn McHale, April 6, 2010 - Page 2

Response:

The Fund is a Delaware limited liability company, and is accordingly governed by a the Delaware Limited Liability Company Act, so the Delaware General Corporation Code and the certificate of incorporation and bylaws of IMH Financial Corporation do not apply.  If, however, the Fund were governed by the Delaware General Corporation Code and the certificate of incorporation and bylaws of IMH Financial Corporation, stockholder approval would be required for the issuance of securities amounting to approximately 5% of the outstanding securities of the Fund, even if a director or officer has a financial interest in the transaction. Stockholder approval is, however, one of the means under Section 144 that can be used to insulate a transaction with a director or officer from being challenged.  A transaction in which a director officer has a financial interest may also be insulated from challenge if it is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the shareholders. In this regard, the board of directors of the Manager has determined that the Conversion Transactions are in the best interest of the Fund and its members, and the Fund has received the opinion from an independent third party, Sutter Securities Incorporated, that the Exchange is fair from a financial point of view to members of the Fund.

The acquisition of the Manager and Holdings would not be required by Delaware law or the governing documents of IMH Financial Corporation to be submitted as a separate proposal if the Fund were a Delaware corporation governed by the governing documents of IMH Financial Corporation. Accordingly, the Manager believes that the acquisition is not required to be submitted as a separate proposal. However, because the Conversion Transactions as a whole are significant for the members of the Fund, the Manager nonetheless wishes to provide the members of the Fund to vote on these transactions.  Another basis for falling within the exemption provided by 144 is if the transaction is fully disclosed to stockholders and is approved by stockholders.

2.
It appears that IMH Financial Corporation is an issuer whose business is primarily that of acquiring and holding for investment real estate or interests in real estate. Please revise the prospectus to include the information required by Items 12-16 of Form S-11 in accordance with General Instruction B.2 of Form S-4.

Response:

In response to the Staff’s comment and in accordance with General Instruction B.2 of Form S-4, the Company has reviewed Items 12-16 of Form S-11 and, as applicable and to the extent not previously reflected in the Company’s latest filing, the Company has revised pages 126, 127 and 131 through 135 of the S-4 in response to the Staff’s comment.  The Company supple mentally informs the Staff that with respect to Item 14 of Form S-11, the Company does not consider any of its individual real estate owned assets to be materially important, but the Company has provided additional aggregate information with respect to its real estate owned assets.  Further, the Company supple mentally informs the Staff that the Company owns no real estate owned assets the book value of which amounts to ten percent or more of the Company’s total assets.

Ms. Kathryn McHale, April 6, 2010 - Page 3

3.
We note your response to comment 5 in our letter dated March 5, 2010.  In particular, we note that your analysis of the effects of the Conversation Transactions on the Manager’s compensation does not address the management compensation to be paid in connection with and after the Conversion Transactions.  Such compensation might include, for example, the stock issued in the internalization transaction, salaries and benefits payable to management of IMII Financial Corporation, the stock incentive plan and the assumption of the Manager’s expenses and certain guarantees.  We also note that the exclusion from the definition of “roll-up” on which you appear to rely is limited to a transaction involving the conversion to corporate form of only the Fund.  The Conversion Transactions, however, involve the merger of the Fund with IMH Financial Corporation and the acquisition of the Manager, rather than a mere conversion of the Fund to corporate form.  To the extent the Manager continues to believe that the Conversion Transactions do not constitute a “roll-up” under the Fund’s operating agreement, please provide us a reasoned legal opinion supporting this conclusion.  Please ensure that the opinion provides a detailed discussion of why, as a consequence of the transaction, there will be no significant adverse change in (i) Members’ voting rights, (ii) the term of existence of the Fund, (iii) Manager compensation and (iv) the Fund’s investment objectives.  The opinion should also discuss how the merger and contribution agreement structure satisfies the conversion to corporate form of only the Fund exception.

Response:

The Staff has requested that the Company provide further analyses for the bases for the Manager’s conclusion that the Conversion Transactions do not constitute a “Roll-Up” transaction.  In particular, the Staff has asked the Company (i) to address whether the exclusion for a conversion to corporate form is still applicable when the conversion step is (a) effected by way of a merger, or (b) when the conversion step is followed by the acquisition of the Manager, and (ii) to provide a more detailed analysis as to why, as a consequence of the Conversion Transactions, there will be no “significant adverse change” in (a) Members’ voting rights, (b) the term of existence of the Company, (c) Manager compensation, or (d) the Company’s investment objectives.  The Company addresses each of these items in Sections I and II below, respectively.

For convenience of reference, the Company restates the definition of “Roll-Up” from Section 2.40 of the Company’s Operating Agreement:

Ms. Kathryn McHale, April 6, 2010 - Page 4

 “Roll-Up means a transaction involving the acquisition, merger, conversion, or consolidation, either directly or indirectly, of the Company and the issuance of securities of a Roll-Up Entity.1  “Roll-Up” does not include a transaction involving (i) securities of the Company, if any, listed on a national securities exchange or quoted on the Nada National Market for 12 months or (ii) conversion to corporate, trust, limited liability company, or association form of only the Company if, as a consequence of the transaction, there will be no significant adverse change in any of the following: (a) Members’ voting rights; (b) the term of existence of the Company; (c) Manager compensation; (d) the Company’s investment objectives.”

I.           Availability of the Conversion to Corporate Form Exception from theDefinition of “Roll-Up” under the Operating Agreement.

The conversion to corporate form exception from the definition of Roll-Up is available only for “a transaction involving ... conversion to corporate ... form of only the Company.”

a.           Conversion by Merger.

In Delaware, as in many jurisdictions, a conversion into corporate form may be and is effected in a number of ways, including, through the filing of a certificate of conversion, or by merging a company into a wholly-owned shell company formed for purpose of effecting the conversion.  The specific mechanic for effecting the conversion into corporate form does not affect the availability of the exception, as both are commonly used means of effecting a conversion. However, in response to the Staff’s comment, the Company has restructured the conversion to corporate form so that it is effected solely by the filing of a certificate of conversion.  The merger and contribution agreement will be modified to become a plan of conversion and contribution agreement correspondingly.

b.           Conversion Followed by Acquisition of the Manager and Holdings.

The Company does not believe that “a transaction involving … conversion to corporate … form of only the Company” should be read to render the exception unavailable simply because the conversion is followed by, or a condition for, the acquisition of the Manager and Holdings for the reasons set forth below:

•	In the Conversion Transactions, “only the Company” is being converted. No other entity is being converted.

1 Section 2.41 of the Operating Agreement defines a “Roll-Up Entity” as “a company, real estate investment trust, corporation, limited liability company, limited or general partnership or other entity that would be created or would survive after the successful completion of a proposed Roll-Up.”

Ms. Kathryn McHale, April 6, 2010 - Page 5

•
If the Operating Agreement was intended to preclude any other concurrent transaction or subsequent transaction that is otherwise permitted under the Operating Agreement, the provision would have instead been worded as “a transaction involving … only the conversion to corporate … form of the Company ...”, rather than its actual wording as “a transaction involving … the conversion to corporate … form of only the Company”. [2]

•
Thus, the Company does not believe this language -- by letter or spirit -- is designed to make the exception unavailable simply because another transaction happens thereafter that is not a “Roll-Up” under the Operating Agreement.

•
Absent the conversion of the Company, the acquisition of the Manager would not constitute part of a “Roll-Up” transaction as defined in the Operating Agreement, because it would not be a transaction (directly or indirectly) involving (i) the acquisition of the Company, (ii) the merger of the Company, (iii) the conversion of the Company, or (iv) the consolidation of the Company. In other words, the issuance of 5% of the membership units of the Company to acquire another entity is not a “Roll-Up” under the Operating Agreement.

II.           Absence of “Significant Adverse Change”

In order for a transaction that would otherwise be a roll-up to be excepted from the definition of “Roll-Up”, it must also not result in a “significant adverse change” in any of the following: (a) Members’ voting rights; (b) the term of existence of the Company; (c) Manager compensation; or (d) the Company’s investment objectives.”

The term “significant adverse change” is not defined in the Operating Agreement. A “significant adverse change” does not prohibit “any change” or even “any adverse change.”  If there is an “adverse change”, it requires judgment as to whether that adverse change is “significant.”  The Manager has concluded there is no “significant adverse change” in (a) Members’ voting rights, (b) the term of existence of the Company, (c) Manager compensation or (d) the Company’s investment objectives, all as discussed in more detail in the following sections.

c.           Voting Rights.

 2 The use “of only the Company” may be intended to prevent the exception from being used to avoid a transaction involving the combination of multiple entities where those combinations would otherwise constitute “roll-up” transactions (e.g. conversion by way of statutory consolidation of multiple entities).

Ms. Kathryn McHale, April 6, 2010 - Page 6

The specific voting rights of stockholders under the certificate of incorporation of IMH Financial Corporation and Delaware law are comparable. Importantly, the Manager believes the voting rights of stockholders of IMH Financial Corporation are qualitatively better on the whole than for members of the Fund.  Most significantly, IMH Financial Corporation will be required to hold annual meetings, at which directors will be subject to election or re-election and other matters may be voted upon.  These rights will be further enhanced if the Company completes a listing on a national securities exchange because the Company will then become subject to stockholder approval requirements for certain issuances of securities, the approval of employee benefit plans and other matters.  By contrast, the Company is not required to hold annual meetings, and has in fact only held a member vote once since its inception.

The section entitled “Comparison of Rights of Holders of IMH Secured Loan Fund, LLC and IMH Financial Corporation” in the Form S-4 includes a side-by-side comparison of differences in rights under the Operating Agreement and Delaware law under  the headings entitled “ — Annual Meeting”; “ — Voting Rights”; “—Separate Class Voting”; “ — Voting in Related Party Transactions”; “ — Election, Vacancy and Removal of Directors”; “— Mergers, Share Exchanges and Sales of Assets”; “— Member/Stockholder Action Without a Meeting”; “—Special Meetings”; “— Amendments to Restated Limited Liability Fund Operating Agreement/Certificate of Incorporation.” For convenience of reference, the Company has further summarized these provisions in a summary comparison chart attached as Exhibit A hereto.

Because the voting rights of stockholders of IMH Financial Corporation are qualitatively better than the voting rights of members of the Fund, the Conversion Transactions do not result in a “significant adverse change” in voting rights.

d.           The Life of the Company.

Both the Company and IMH Financial Corporation are indefinite life entities. Thus, there is no change in the life of the Company.   Accordingly, there is no “significant adverse change” in the life of the Company.

e.           Manager Compensation.

The term “Manager” is defined in the Operating Agreement as Investors Mortgage Holdings Inc., however, Manager compensation is not an expressly defined term under the Operating Agreement.  Article 14 (entitled Compensation to the Manager and its Affiliates), however, sets forth the fees payable to the Manager, and provides as follows:

“The Company shall pay the Manager the compensation and permit the Manager to charge and collect the fees and other amounts from borrowers as set forth in the Memorandum.3 The Company shall pay the Manager an annual management fee of 0.25% of the Earning Asset Base and shall pay to the Manager 25% of late fees, penalties or any net proceeds from the sale of a foreclosed or related asset after payment to the Company of its principal and the contractual note rate interest due in connection with the loan or asset associated with the foreclosed asset. Any amendment to this Operating Agreement modifying the Manager’s compensation or distribution to which the Manager is entitled shall require the Manager’s consent. No additional reimbursement shall be paid to the Manager or its Affiliates for any general or administrative overhead expenses incurred by the Manager or its Affiliates or for any other expenses they may incur. The Company will pay all direct expenses in connection with its operations, except for the preparation of financial statements which will be provided at the Manager’s expense.”

3 Refers to the May 2003 Private Placement Memorandum of the Company, as may be amended from time to time.

Ms. Kathryn McHale, April 6, 2010 - Page 7

The fees provided to the Manager pursuant to Article 14 of the Operating Agreement are Manager compensation.  These fees will be eliminated entirely as a result of the Conversion Transactions, and no further compensation will be paid to the Manager itself.

The Manager believes these fees are the only items that constitute Manager compensation under the Operating Agreement.  The Manager does analyze further below whether (i) items which are not compensation paid to the Manager (but are current or potential benefits received by the equityholders of the Manager or future executive officers of IMH Financial Corporation that were formerly executive officers of the Manager), or (ii) the direct or indirect assumption of liabilities of the Manager by IMH Financial Corporation, could reasonably be considered Manager compensation, and, if so, whether these items would result in “significant adverse change” in Manager compensation:

•
Issuance of IMH Financial Corporation Stock to Equityholders of the Manager and Holdings in Exchange for their Equity Interests in the Manager.  In the Conversion Transactions, the equityholders of the Manager and Holdings will receive 895,750 shares, or approximately 5% of the outstanding stock of IMH Financial Corporation, in exchange for their equity interests in the Manager and Holdings.  The equity is not being issued to the equity holders of the Manager as compensation for services provided to the Company by the Manager under the Operating Agreement.  Rather, IMH Financial Corporation is acquiring the Manager and Holdings, and thereby directly or indirectly acquiring all of its businesses, including all of the associated revenues and expenses.  Moreover, even if the equity was considered Manager compensation, which the Manager does not believe should be the correct analysis, the book value of the equity being received by the Manager is substantially below the valuations provided by ValueScope, an independent third party valuation firm, the Manager on behalf of the Company has received an opinion from a third party that the acquisition itself is fair, and substantially of the equity received is subject to four year transfer restrictions (subject to certain release conditions) and is subordinated to all other securities of IMH Financial Corporation in the event of a liquidation in the amount of approximately $730 million without completing of a listing or an initial public offering in excess of $50 million). The Manager does not believe that the stock to be issued to equityholders of the Manager and Holdings for fair value to acquire Manager and Holdings is Manager compensation, however, even if considered to be Manager compensation (which the Manager does believe is the correct analysis), the Manager believes the acquisition is fair (and has received independent third party support of that view), and, accordingly, does not result in a “significant adverse change.”

Ms. Kathryn McHale, April 6, 2010 - Page 8

•
Assumption of Operating Expenses.  IMH Financial Corporation will incur directly or indirectly costs previously borne solely by the Manager (including, without limitation, salaries and benefits). The Manager will not be reimbursed for these operating expenses following consummation of the Conversion Transactions, however, if these expenses are  viewed as Manager compensation under the Operating Agreement, which the Manager does not believe is the correct analysis,  IMH Financial Corporation is also receiving the benefit of the revenues associated with these operating expenses, and these revenues have historically exceeded operating expenses. In addition, the operating expenses being received will be reduced correspondingly by the elimination of management fees and other fees paid by the Manager pursuant to Section 14 of the Operating Agreement. Accordingly, whether or not the assumption of all operating expenses are considered to be Manager compensation, which the Manager does not believe is the correct analysis, the Manager does not believe that the assumption of operating expenses, when considered together with the benefit of receiving the related revenues, results in a “significant adverse change”.

•
Salaries and Benefits Payable to the Management of IMH Financial Corporation.  Upon consummation of the Conversion Transactions, IMH Financial Corporation would be responsible for the salaries and benefits of the individual executive officers and employees that were formerly employed by the Manager. The Manager expects that salaries and benefits would be substantially similar to their current levels, but any such determination would be made by a compensation committee comprised of independent directors once independent directors have been identified and appointed. As discussed in the prior bullet point, operating expenses are already included in operating expenses, which have been historically exceeded by the associated revenues of the Manager.  Accordingly, the Manager does not believe that the assumption of salaries and benefits constitutes a “significant adverse change” in Manager compensation.

Ms. Kathryn McHale, April 6, 2010 - Page 9

•
Stock Incentive Plan.  Performance-based issuances of options or stock in the future to executive officers of executive officer of IMH Financial Corporation that were formerly executive officers of the Manager from time to time for their future service to IMH Financial Corporation would be an expense of IMH Financial Corporation following completion of the Conversion Transactions.  It is a condition to the Conversion Transactions that the stock incentive plan be approved pursuant to which up to 1.2 million shares (increasing to 1.8 million if an initial public offering is consummated) may be issued over the ten year life of the plan. Importantly, however, it is not a condition to the Conversion Transactions that any incentive awards be issued, and there is not assurance that any would be. Any grants, if made, would be made by a compensation committee comprised of independent directors that has not yet been identified or appointed and no specific grants are contemplated. However, it is not possible to determine whether and when any grants would be made, to whom the grants would be made, the sizes or types of awards or any other award terms.  Because no grants have been made or determined and it is not known at what times or prices these grants may be made from time to time, if made, or the future value of IMH Financial Corporation stock, it also would not be possible to determine the future expense or dilution associated with any grants should any be made in the future.  However, provided that these grants are performance-based grants within customary norms for persons performing equivalent functions and approved by a compensation committee comprised of independent directors, the Manager does not expect that future grants, if any, made by an independent compensation committee would result in a “significant adverse change” to the Company. Because any grants would be a consequence of a determination from an independent compensation committee and not required by or a condition of the Conversion Transactions, and because no specific grants are contemplated, and the time, size, nature and recipients of any grants are unknown, the Manager does not believe undetermined potential future grants should be included in Manager compensation and, accordingly, would not constitute a “significant adverse change” in Manager compensation.

•
Assumption of Guarantees.  As Mr. Albers was under no obligation under the Operating Agreement or otherwise to provide personal guarantees for the benefit of the Manager and there would be no additional cost to IMH Financial Corporation for obligations it is already directly or indirectly assuming in the Conversion Transactions, the Manager did not consider the assumption to be Manager compensation or, even if so considered, did not consider the release to be a “significant adverse change” to the Manager.  However, the Conversion Transactions have been restructured to eliminate the condition that Mr. Albers be released from any guarantees.  The S-4 has been revised accordingly.

Ms. Kathryn McHale, April 6, 2010 - Page 10

f.           Investment Objectives.

Although the strategies and asset allocations to achieve its investment objectives may continue to evolve, as they have from time to time in the past, the Conversion Transactions do not significantly change the Company’s investment objectives as defined pursuant to the Operating Agreement.  In fact, the investment objectives are expected to be substantially the same before and after the Conversion Transactions.

•
Definition of Investment Objectives. Section 4.2 of the Operating Agreement provides that in making investments, the Manager shall follow the investment policy described in a 2003 Private Placement Memorandum of the Company, as the memorandum may be amended from time to time, most recently amended as of March 28, 2008 (“Memorandum”). The Investment Objectives and Policies section in the Memorandum provides that the Company intends to invest in mortgage loans, including both the origination and acquisition of loans, further providing that the Company’s principal investment objectives are: to preserve and return investor capital;  to produce revenue from the interest income, default fees and other amounts on the Company’s mortgage investments; to provide monthly earnings and cash distributions to the Company’s investors to reinvest payments or principal and proceeds of prepayments, payoffs, sales and insurance proceeds, net of expenses; and to preserve and recover the value of investments in loan collateral, through the development of the collateral or other investments related to such collateral. The Company intends to pursue substantially the same objectives the Company has pursued since its inception, but, once it is in position to make distributions again, it anticipates dividends being paid on a quarterly rather than a monthly basis (which the Company does not consider to be a “significant adverse change”).

•
Distinction between Investment Objectives and Investment Strategies.  Modifications to the Company’s business plan, strategies or asset allocations are not a change to the Company’s investment objectives. As set forth in the Investment Objectives and Policies section of the Memorandum, the Manager may change the Company’s overall investment strategy, subject to fiduciary obligations it owes the Members. The Manager continues to evaluate the Company’s business and investments on an ongoing basis and anticipates that, as in the past, its specific strategies may continue to evolve in response to market circumstances and that the relative proportion of its various target assets in its investment portfolio may change from time to time based on perceived investment and disposition opportunities. Although its investment objectives remain substantially the same, the Company believes that any subsequent changes to the specific strategies it pursues or the relative proportions of various assets in its investment portfolio that are subsequently made in pursuing its longstanding investment objectives will not constitute a “significant adverse change” in its investment objectives.

Ms. Kathryn McHale, April 6, 2010 - Page 11

As set forth in the analysis above, the Manager believes the Conversion Transactions do not result in a “significant adverse change” in Member voting rights, the term of life of the Company, Manager compensation or investment objectives.

4.	Please revise your future Exchange Act filings to address the comments below as applicable. We may have further comments based on your responses.

Response:

The Company supplementally informs the Staff that it intends for disclosures in future filings under the Exchange Act to be consistent with the disclosures made in the S-4, including disclosures made in response to the Staff's comments.

Cover Page of Consent Solicitation/Prospectus

5.	We note your response to comment 10 in our letter dated March 5, 2010. Please revise the cover page to disclose the expected book value of the shares to be issued in the transaction.

Response:

The Company has revised the cover page of the S-4 in response to the Staff’s comment.

Termination of Selling Agreements, page 27

6.
We note your response to comment 11 in our letter dated March 5, 2010. Please revise this section to disclose how much the Manager or Fund owes the broker-dealers under the selling agreements. Please also discuss how you will determine how many warrants to issue in connection with the termination.

Response:

The Company has revised pages 26, 27, 103 and 104 of the S-4 in response to the Staff’s comment.

Selected Historical Financial Data, page 32

7.
Please note that the line item titled “Net charge-offs” on page 36 should represent your gross charge-offs net of any loan recoveries, and should not be reduced by your Provision for loan losses. As such, please revise the line item “Net charge-offs” as disclosed in your Rollforward of Allowance of credit Losses by Loan Classifications on page 36 to present your actual net charge-off amount of $49.181 million. Please also revise this line item in your rollforward as presented in your Selected Financial Data on page 155 accordingly, and anywhere else this amount is presented within this filing as applicable.

Ms. Kathryn McHale, April 6, 2010 - Page 12

Response:

The Company has revised the “Net charge-offs” line item on pages 36 and 159 of the S-4 in response to the Staff’s comment.

Voting and Consents, page 82

8.	We note your response to comment 14 in our letter dated March 5, 2010. Please revise this section to clarify that the final date for receipt of written consents may be extended indefinitely.

Response:

The Company has revised page 82 of the S-4 in response to the Staff’s comment.

Background of the Conversion Transactions, page 90

9.
We note your response to comment 16 in our letter dated March 5, 2010 and we note that you have filed the ValueScope reports as exhibits to the registration statement. Please also include all of the disclosure required by Item 1015(b) of Regulation M-A for the ValueScope reports.

Response:

The Company has revised pages 92 and 93 of the S-4 in response to the Staff’s comment.

10.
We note your response to comment 18 in our letter dated March 5, 2010.  In the first paragraph on page 91 you state that ValueScope’s preliminary report on November 24, 2009 expresses an opinion about the fair value of, among other things, the Fund. The corresponding report filed as Exhibit 99.2 to the registration statement does not appear to express an opinion about the fair value of the Fund.  Please revise or advise.

Response:

The Company has revised page 92 of the S-4 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 135

Ms. Kathryn McHale, April 6, 2010 - Page 13

11.	Please revise your Pro forma net earnings (loss) as disclosed on page 138 to indicate that the $71,397 amount shown is a loss and not income.

Response:

The Company has revised page 143 of the S-4 in response to the Staff’s comment.

12.	We note your response to prior comments 22 and 48 from our letter dated March 5, 2010. Please respond to the following:

a.
Tell us the level of default fees collected by the Fund in relation to the other income earned by the Fund during the year ended December 31, 2009 and during the first quarter of 2010 to date. As part of your response, please discuss how you made projections about the level of these default fees upon your adoption of ASC 810-10-25-38 on January 1, 2010 in reaching the conclusion that these benefits would not potentially be significant to the Fund.

b.
It is unclear from your response to prior comment 22(a) whether you believe that the Manager has the “power to direct” the activities of the Fund that most significantly impact the Fund’s economic performance upon the adoption of ASC 810-10-25-38 on January 1, 2010. If you do not believe the Manager has such power(s), please list all of the significant activities that you believe the Manager does not have the power to direct.

Response:

In order to provide context for the Company’s responses to the Staff’s comments, the following discussion addresses two issues: (1) whether the Manager is required to consolidate the Fund upon the adoption of FAS 167, and (2) whether it is appropriate for the Fund to apply purchase accounting to the net assets of the Manager as a result of the Conversion Transactions.

1)	Is the Manager required to consolidate the Fund upon the adoption of FAS 167?

The Company believes it is likely that the Manager will consolidate the Fund.

The Manager adopted FAS 167 as of January 1, 2010, and as a result, must evaluate whether its involvement with the Fund requires it to consolidate the Fund.  As described in the operating agreement of the Fund, the Manager has exclusive control over the Fund’s business and operating activities.  This includes the power to assign duties, sign contracts and to determine how and when to invest the Fund’s capital, including the course of action to take for loans that are in default.   The Manager is also responsible for all accounting, tax and legal matters.  Under the operating agreement, the Fund’s equity investors, or the members of the Fund, have kick-out rights, as described in ASC 810-10-25-38C; however, no single entity has the ability to exercise those rights.  The operating agreement also places certain limitations on the Manager’s authority.  However, these limitations, such as using Fund property for other than Fund purposes, selling all or substantially all of the Fund’s assets not in the ordinary course of business, dissolving or terminating the Fund without the prior affirmative vote of the majority of members, are considered protective rights under ASC 810-10-25-38C and do not preclude the Manager from having power to direct the activities that most significantly impact the Fund’s performance.  Therefore, the Company believes that the Fund is a variable interest entity because the holders of the equity investment at risk (i.e., the members) lack the power through voting or similar rights to direct the Fund’s activities that most significantly impact its economic performance under ASC 810-10-15-14b1.

Ms. Kathryn McHale, April 6, 2010 - Page 14

The Company also considered the guidance in ASC 810-10-55-37 (paragraph B22 of FIN 46R as amended by FAS 167 and ASU 2010-10) with respect to whether the fees that the Manager receives from the Fund are variable interests in the Fund.  Separate fees are payable for the daily management of loans, loan modifications, and certain events of default.4  In addition, the Manager’s owners hold an equity interest in the Fund equal to 0.06% of the Fund’s total equity interests.  While no quantitative analysis has been performed, the Company is unable to conclude that the total amount of the fees paid to the Manager are considered insignificant relative to the total amount of the Fund’s anticipated economic performance under ASC 810-10-55-37e.  More generally, the Company does not believe the Manager acts solely as the Fund’s fiduciary or agent.5  Therefore, the Manager’s fee structure is considered to represent a variable interest in the Fund.

As noted above, the Manager has exclusive control over the Fund’s business and operating activities, including the management of troubled assets, which constitutes the power to direct the activities that most significantly impact the Fund’s economic performance.  In combination, this power and the fee structure indicate that Manager is the primary beneficiary of Fund.  As such, it is likely that Manager will consolidate the Fund upon adoption of FAS 167 (January 1, 2010).

The foregoing consolidation analysis has no accounting impact on the stand-alone books of the Fund.  The Fund remains the reporting entity for SEC purposes and its operating results are unchanged by FAS 167.

4Regarding question 12b., additional information about the level of default fees collected by the Fund in relation to the other income earned by the Fund is available to the Staff upon request.  However, we do not believe it changes the conclusion that the Manager’s fees represent a variable interest under ASC 810-10-55-37 (paragraph B22 of FIN 46R, as amended by FAS 167).

5 As discussed in paragraph A76 of FAS 167.

Ms. Kathryn McHale, April 6, 2010 - Page 15

2)	Is it appropriate for the Fund to apply purchase accounting to the net assets of the Manager as a result of the Conversion Transactions?

Yes.

Pursuant to the Conversion Transactions, the Fund will reincorporate from a limited liability into a C Corporation, which is a non-event for accounting purposes.  Next, the Fund as a C Corporation will acquire 100% of the shares of the Manager, and the Manager’s owners will obtain approximately a 5% ownership in the Fund.  The Manager meets the definition of a business under ASC 805-10-55-4.  It was previously owned and controlled primarily by two individuals, and subsequent to the Conversion Transactions it will be controlled by the Fund.  As a result, control of a business has changed, resulting in the application of the purchase method of accounting under ASC 805-10 for the acquisition of the Manager by the Fund.

After the consummation of the Conversion Transactions, the previous relationship between the Fund and the Manager, in which the Manager provided services to the Fund and oversaw the Fund’s operations, will cease to exist.  The former employees of  the Manager will become employees of the Fund, conducting the same activities previously performed by the Manager.  Consequently, the Fund will be internally managed and its equity holders as a group will hold the power through voting rights to direct the Fund’s activities that most significantly impact its economic performance.  This represents a reconsideration event under ASC 810-10-35-4.  Upon reconsideration, the Fund will no longer be a variable interest entity because none of the conditions in ASC 810-10-15-14 will exist at that point.

13.
We note your disclosure in the last sentence of footnote 1 to the pro forma financial information on page 139, which states that you will acquire the Manager for 895,750 shares of common stock but that 781,644 of those shares are “issuable only upon completion of either (1) an initial public offering of $50 million or more or (ii) a listing on a national securities exchange.” Please address the following:

a.	Tell us how you considered EITF 07-5 in determining the appropriate accounting treatment for your issuance of common stock that is contingent upon the completion of one of the two events described.

b.
As part of your allocation of the purchase price, tell us how you considered the contingent provisions of the common stock in determining the fair value of the common stock that is contingently issuable.

c.	Tell us how you considered whether to separately value the common stock that is contingently exercisable from the common stock that is not contingently exercisable.

Ms. Kathryn McHale, April 6, 2010 - Page 16

d.	Tell us how you considered the guidance of Example 1 of EITF 07-05. Specifically, tell us how you considered the application of the guidance in Step 2.

Response:

The Company has changed the structure and terms of the Conversion Transactions, such that all 895,750 shares of IMH Financial Corporation common stock issuable to the stockholders of the Manager and the members of Holdings will be issued upon consummation of the Conversion Transactions, and will not be subject to forfeiture.  The Company accordingly understands that the comments provided by the Staff in this comment 13 do not apply to the issuance as restructured because there is no longer any contingency to the issuance of the shares.

14.	We note your response and revised disclosures to prior comment 23 from our letter dated March 5, 2010. Please address the following:

a.
The amount of Goodwill calculated in your purchase price allocation on page 142 does not agree to the Goodwill adjustment and balance presented on the face of your pro forma balance sheet on page 137. Please revise to clarify this discrepancy or to reflect other adjustments made.

Response:

In response to the Staff’s comment, the Company has revised the face of the pro forma balance sheet on page 142 of the S-4 so that the goodwill amount reported agrees with the amount reported on page 147 of the S-4.

b.
We note your pro forma adjustment of $547,000 related to Amortization of Intangible Assets, which you describe in note 4(c) on page 142. Please revise the face of your pro forma statement of operations to include a “Note Ref” for this line item that refers to note “c”.

Response:

The Company has revised page 143 of the S-4 in response to the Staff’s comment.

15.
We note your response and revised disclosures to prior comment 24 from our letter dated March 5, 2010, including your response to bullet “b” which describes the reason that total membership units outstanding and weighted average membership units outstanding for the period are equal at December 31, 2009.  We do not disagree with your response.  However, we feel that disclosure of this information would be beneficial to readers and add greater clarity and transparency to your disclosures.  As such, please revise to include a footnote to your tabular disclosure of the computation of pro forma average shares of common stock on page 147 to include this information.

Ms. Kathryn McHale, April 6, 2010 - Page 17

Response:

The Company has revised page 151 of the S-4 in response to the Staff’s comment.

16.
There does not appear to be pro forma adjustments related to pro forma notes 4(f) and 4(g) as of December 31, 2009.  Please revise your Pro Forma Income Statement to more clearly identify the related adjustments, or revise to remove these footnotes from your pro forma disclosures if they are no longer applicable.

Response:

In response to the Staff’s comment, the Company has revised the S-4 to remove pro forma notes 4(f) and 4(g), and has re-labeled the subsequent pro forma notes.  The Company inadvertently included this information, which related to pro forma information as of December 31, 2008, in its prior filing.

Management’s Discussion and Analysis of IMH  Secured Loan Fund LLC

Factors Affecting our Financial Results

Loan Modifications, page 180

17.	Please address the following regarding your statement on page 181 that “in no case have any of our loan modifications been deemed to represent a ‘troubled debt restructuring’ in accordance with GAAP.”

a.
You disclose on page 179 that during 2009, in connection with the modification of a loan, you acquired certain real estate that served as part of the collateral under the loan in satisfaction of current and future interest due under the modified loan.  You disclose here that as a result of the modification, you adjusted the allowance for loan losses “accordingly”.  Please revise page 179 to more clearly disclose the amount of the additional impairment recognized at the time of the modification, and tell us how you determined that this did not represent a troubled debt restructuring under ASC 310-40-15.

b.
Similarly, you disclose on page 171 that as part of certain of your loan modifications you reduced the interest rates on several loans. In light of your disclosures elsewhere regarding the limited financing alternatives available for this type of loan and that in general rates for construction and development funding have increased even while other interest rates have fallen, tell us how you determined that such rates were actually the current market rates for this type of loan and that no concessions were made.

Response:

Ms. Kathryn McHale, April 6, 2010 - Page 18

The items described on pages 177 and 179 of the Company’s prior filing refer to the same modifications to the same two loans in which the collateral supporting both loans is the same.  As a result of the previous allowance for credit loss recorded on these loans, and the collective collateral underlying these loans, there was no additional impairment recognized at the time of the loan modifications.  In response to the staff’s comment, the Company has revised page 183 of the S-4 to disclose this fact.

Generally speaking, the Company has not historically considered its loan modifications to be troubled debt restructurings because (i) at the time of origination of a loan the Company typically sets the maturity so as to allow the Company an opportunity to reevaluate the progress of the applicable project; therefore, the Company considers modifications and extensions to be a normal part of a project’s lifecycle rather than an indication of the borrower’s lack of creditworthiness, and (ii) in cases where the interest rate applicable to a particular loan has been  reduced, the Company believes these reductions have been commensurate with the extended maturities and also reflective of then prevailing market interest rates, considering the risk profile of the applicable project.  In the case of one of the loans referenced above, the impairment analysis was performed assuming collateral dependency, and because this loan was non-performing and in non-accrual at the time of modification, the amount of impairment loss was not dictated by the interest rate, but rather by the underlying collateral. The Company accordingly did not consider any disclosure of a troubled debt restructuring to be necessary.

Important Relationships Between Capital Resources and Results of Operations

Summary of Existing Loans in Default, page 183

18.
We note your response and revised disclosures to prior comment 29 from our letter dated March 5, 2010, including your updated narrative disclosures related to the current status of loans in default at December 31, 2009. However, it appears that you do not discuss the status of all 50 total loans in default presented in the tabular disclosure on page 185. As indicated in your response, please revise to provide a narrative disclosure for all loans in default at December 31, 2009.

Response:

The Company has revised pages 188 and F-26 of the S-4 in response to the Staff’s comment.

Ms. Kathryn McHale, April 6, 2010 - Page 19

19.
The last sentence of the third complete paragraph on page 184 says that you have commenced foreclosure on these loans as of December 31, 2009. Tell us the basis for commencing foreclosure if they are not in technical default.

Response:

The Company has not commenced foreclosure on these loans.  In response to the Staff’s comment, the Company has revised pages 188 and F-26 of the S-4 to clarify this.

Allowance for Credit Loss and Fair Value Measurement, page 186

20.
We note your response and revised disclosures to prior comments 34 and 43 from our letter dated March 5, 2010, including the schedules filed as Exhibit B to your response. Please address the following related to your fair value methodology used to value the collateral underlying your loan portfolio:

a.
Provide us with your fair value analysis, including support for the amounts in the column labeled “CW Values” and “FAS 157 Net Value Untitled” and how you determined the 12/31/2009 Carrying Value, for each of the following Real Estate Held for Development assets shown in Exhibit B: #4, #8 and #18.

Response:

The Company has provided the requested information to the Staff supplementally through the Company’s Merrill Secured FTP Site.

b.	Provide us with your fair value analysis and support for each of the following Loans as shown in Exhibit B: #101, #148, #203, #241, #257 and #258.

Response:

The Company has provided the requested information to the Staff supplementally through the Company’s Merrill Secured FTP Site.

c.
Further revise your disclosures on page 191 related to your fair value methodologies and assumptions to more thoroughly describe each methodology used. Please also revise your disclosures in Note 4 on page F-32, accordingly. Further, please tell us specifically how you determine which method to use when valuing an asset and define each method used.

Response:

The Company has revised pages 193, 194, 195, F-29, F-30 and F-31 of the S-4 in response to the Staff’s comment.

Ms. Kathryn McHale, April 6, 2010 - Page 20

d.
Regarding your “as developed”, or residual analysis, approach, please tell us whether you typically reduce the fair value by an additional amount or percentage after performing your analysis. If so, please tell us when you determine it is appropriate to take this “haircut” on the fair value of the asset and the amount or percentage of this reduction.

Response:

As discussed during the telephone conference with the Staff on March 26, 2010, the Company obtains third party appraisals for all collateral underlying its loans in connection with the underwriting process. However, the Company does not rely solely on third party appraisals.  Rather, the Company often, but not always, discounts the appraised value of the applicable collateral.  In addition, the Company applies its residual analysis development model in evaluating the loan-to-value and the maximum amount to advance under the proposed loan.

Loan Fundings, page 198

21.
We note your response and revised disclosures to prior comment 38 from our letter dated March 5, 2010, including your updated disclosures on page 200 related to interest income derived from interest reserves. Please further revise this section to also include the percentage of income derived from both funded and unfunded interest reserves to total interest income for all periods.

Response:

The Company has revised pages 205 and F-51 of the S-4 in response to the Staff’s comment.

22.
We note your response to prior comment 37 from our letter dated March 5, 2010, including your revised disclosures on pages 194, F-36 and F-40 related to the line item “Net charge offs and transfers from (to) other accounts” as shown in your allowance for credit losses rollforward. For purposes of providing greater transparency for the reader, please address the following:

a.
Revise your allowance for credit loss rollforward on pages 194 and F-36 to present “net charge offs” as a separate line item within the rollforward. That line item balance should agree to the net charge off amount disclosed on page 155 for all periods presented.

Response:

The Company has revised pages 200 and F-38 of the S-4 in response to the Staff’s comment.

Ms. Kathryn McHale, April 6, 2010 - Page 21

b.
Revise your allowance for credit loss rollforward on pages 194 and F-36 to label the line item that presents the amount due from the Manager of $2.4 million at December 31, 2008 to more accurately describe the adjustment reflected in this amount and to better enable the readers to understand the relationship to the Advances to Fund Manager that are presented elsewhere on your consolidated balance sheet. For example, please consider labeling the line item “Adjustment to allowance for amounts related to Advances to Fund Manager,” or something similar.

Response:

The Company has revised pages 200 and F-38 of the S-4 in response to the Staff’s comment.

Other Sources of Borrowings, page 203

23.	Please revise to disclose the maturity date of the $9.5 million borrowing.

Response:

The Company has revised page 209 of the S-4 in response to the Staff’s comment.

Material U.S. Federal Income Tax Considerations, page 276

24.
We note your response to comment 42 in our letter dated March 5, 2010. The first sentence of the second paragraph on page 276 is inconsistent with the statement in the preceding paragraph that the discussion in the tax consequences section of the prospectus is counsel’s opinion. Please revise to eliminate this sentence.

Response:

The Company has revised page 287 of the S-4 in response to the Staff’s comment.

Consolidated Financial Statements – IMH Secured Loan Fund. LLC

Consolidated Statements of Cash Flows, page F-6

25.
We note your response to prior comment 45 from our letter dated March 5, 2010 regarding classification of cash flows related to the sales and purchases of loans. We note that your revised consolidated statements of cash flows still includes a line item “Repurchase of Whole Loans Sold” with a 55.2 million balance for the year ended December 31, 2007 as financing cash flows. Further, we note that the line item “Proceeds from Sale of Whole Loans,” which had a balance of $5.4 million for the year ended December 31, 2007, is no longer presented. Please revise to clarify these discrepancies between your prior amended filing, your response to prior comment 45, and your current amended filing.

Ms. Kathryn McHale, April 6, 2010 - Page 22

Response:

The Company has revised page F-6 of the S-4 in response to the Staff’s comment.

Exhibit 99.1

26.	Please revise the form of consent to include the updated exchange ratio.

Response:

The Company has revised the form of consent in response to the Staff’s comment.

27.
We note the revised information in the form of consent that holders may elect to receive a combination of Class B and Class C common stock in 10% increments of the total conversion consideration. Please revise the question and answer section of the prospectus to disclose the 10% increment limitation.

Response:

The Company has revised pages 2, 3, 8, 86 and 105 of the S-4 in response to the Staff’s comment.

* * *

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the Staff’s convenience, we will arrange for you to receive separately a copy of Amendment No. 5 to the S-4 that is marked to show cumulative changes from the version that was filed on March 18, 2010.

The Company appreciates the Staff’s comments and request that the Staff contact the undersigned via telephone at (415) 984-8833, or via facsimile at (415) 984-8701, or via e-mail at phealy@omm.com with any questions or comments regarding this letter.

Ms. Kathryn McHale, April 6, 2010 - Page 23

Thank you.

Sincerely,

/s/ Peter T. Healy

Peter T. Healy
of O’MELVENY & MYERS LLP

cc:          Brittany Ebbertt
Kevin Vaughn
Justin Dobbie

Ms. Kathryn McHale, April 6, 2010 - Page 24

Exhibit A
Summary Comparison of Voting Rights

Item	IMH Secured Loan Fund	IMH Financial Corporation
Annual Meeting Requirement	No	Yes
Merger	Yes	Yes
Conversion	Not expressly required (but required for a reorganization of the Company or change in nature of the Company’s business)	Yes
Sale of all or substantially all assets	Yes	Yes
Dissolution	Yes	Yes
Removal, Replacement or Withdrawal of the Manager	Yes	Not applicable
Election and Removal of Individual Directors (with or without cause)	No. Members cannot elect or remove individual directors of the Manager, but can remove the Manager.	Yes
Change in Nature of Business	Yes	Not expressly provided for.
Increase in Capitalization	No	Yes (increase or decrease in number of authorized shares)
Amendments
Yes, generally, but Members of the Fund are not entitled to vote on certain amendments to the Operating Agreement, including amendments to cure an ambiguity, conform the Operating Agreement to applicable laws, or to make any changes that the Manager determines do not prejudice the members of the Fund.
Yes. IMH Financial Corporation stockholders are entitled to vote on any amendment to the certificate of incorporation.
Related Party Transactions	Approval required for the extension of loans to the Manager and its affiliates, but the Fund is prohibited from extending loans by Section 402 of Sarbanes-Oxley.
No specific stockholder requirements, but loans to directors and executive officers or officers prohibited by Section 402 of Sarbanes-Oxley.  Approval required for business combinations with persons considered “interested stockholders”

Action by Member/Stockholder Written Consent	Yes	Yes
Ability of Member/Stockholder to Call a Special Meeting	Yes	Yes